Form 12b-25: Notification of Late Filing of 1934 Act Reports
                 U.S. Securities and Exchange Commission
                      Washington, D.C. 20549

FORM 10-Q                                         SEC FILE NUMBER: 2-70145
                                                  CUSIP NUMBER: 840553

                   NOTIFICATION OF LATE FILING
                          (Check One):

  [   ] Form 10-K, [   ] Form 20-F, [   ] Form 11-K, [ X ] Form 10-Q,
                            [   ] Form N-SAR

For Period Ended:  September 30, 2000

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For Transition Period Ended:____________________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                    Part I, Items 1 and 2


Part I - Registrant Information

South Texas Drilling & Exploration, Inc.
Full Name of Registrant

    N/A
Former Name if Applicable

9310 Broadway, Building 1
Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78217
City, State and Zip Code

__________________________________________________________________________
Part II - Rules 12b-25(b) and (c)
____________________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check Box if appropriate)



[ X  ]     (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[ X  ]     (b)  The subject annual report/portion thereof will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calender day following the prescribed due date; and

[    ]     (c)  The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.

________________________________________________________________________
Part III - Narrative
____________________________________________________________________________
State below in reasonable detail the reasons why Forms 10-K, 20;F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     On August 21, 2000, the Registrant acquired all of the issued and outstanding stock of Pioneer Drilling Co., a Texas corporation ("Pioneer"). The Registrant has continued Pioneer's business as a going concern and is accounting for its acquisition of Pioneer as a purchase. Pioneer conducts an onshore contract drilling business, and for the year ended March 31, 2000, had operating revenues of $22,639,495, compared to $19,474,779 for the Registrant during the same period. The Registrant is still in the process of consolidating the financial condition and results of Pioneer for the quarter ended September 30, 2000, into the financial condition and results of the Registrant for such period. To compile the consolidated financial statements required by Part I, Item 1 and to complete the Management's Discussion and Analysis for Part I, Item 2 of Form 10-Q by the
November 14, 2000 due date for Registrant's report on Form 10-Q would require unreasonable effort and expense.
____________________________________________________________________________
Part IV - Other information
___________________________________________________________________________
(1) Name and telephone number of persons to contact in regard to this notification.

      Wm. Stacy Locke                        210-828-7689
        (Name)                           (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s)


                                            [ X  ] Yes           [   ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [ X  ] Yes           [   ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

     EXPLANATION - A reasonable estimate of the results of operations can not be made for the reasons set forth in Part III.


             South Texas Drilling & Exploration, Inc.
          ( Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2000             By:/s/ Wm. Stacy Locke
                                        Wm. Stacy Locke, President